

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2011

Via E-mail
Mr. Benjamin Chung
Chief Executive Officer
Lifetech Industries, Inc.
4081 West 8th Street
Los Angeles, CA 90005

>    **Re:    Lifetech Industries, Inc.**
>    **Registration Statement on Form S-1**
>    **Filed August 1, 2011**
>    **File No. 333-175941**

Dear Mr. Chung:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your disclosure to identify your selling shareholders as underwriters. We note your disclosure on page 14 stating that the selling shareholders "may be deemed underwriters." We believe that because your company is a shell company any selling shareholders reselling their shares in a registered offering are considered underwriters. Please reference SEC Release 33-8869 (2007). That Release makes clear that Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in the company's securities. Because the offering is deemed to be an indirect

primary offering by the company through the selling shareholders, the offering price of the shares being sold must be fixed for the duration of the offering. Please revise.

2. Confirm that Mr. Chung has no plans or intentions to merge his company with an operating company.

Prospectus Cover Page

3. Prominently identify the company as a shell company and caution investors as to the highly illiquid nature of an investment in the company's shares.

Prospectus Summary, page 5

4. Revise your disclosure to discuss why the company is becoming a reporting company in light of your disclosure that the proceeds from the underlying Regulation S offering did not result in funds necessary to begin business operations, pay the costs of the offering and meet the costs of legal reporting requirements.

The Offering, page 5

5. On page 11 under the heading "Selling Shareholders" you state that this prospectus also covers the registration of 1,000,000 shares in a primary offering. Please correct this error. Please also update the disclosure on page 15 to reflect 50 million shares outstanding.

Sales Pursuant to Rule 144, page 14

6. Expand to discuss the restrictions imposed upon resales pursuant to Rule 144 that apply due to the company being classified as a shell company. See Rule 144(i).

Description of Business, page 16

Business, page 17

7. In the last sentence of the first paragraph in this section you state that there are many professional men and women that "need a more local day spa to visit." Please revise this section to provide the underlying basis for this belief.

Core Product Offerings, page 17

8. Please revise this section to briefly elaborate on the meaning of "membership" product offerings.

Market Research, page 17

9.  In the second paragraph of this section you state that "celebrity sells." Please revise this section to discuss how the concept of linking "celebrity hot spots" to spas is specifically relevant to your business plan, location or other planned operations.

10. We note your source references to Diagonal Reports from 2005 and the International Spa Associate. Please tell us whether this information is publicly available. If not, please file relevant consents as exhibits.

Plan of Operations, page 28

11. We note that your estimate of minimum financing necessary to open a retail spa provides only for financing of spa plant and equipment. Expand the discussion of your plan of operations to address your consideration of the working capital and liquidity requirements for the start up of your spa operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Kempf, Staff Accountant, at 202-551-3352 or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Staff Attorney, at 202-551-6971 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: <u>Sent via E-mail</u>
    Faiyaz Dean, Esq.
    Dean Law Group